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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                    )*
QUIXOTE CORPORATION

(Name of Issuer)
Common Stock ($0.01-2/3 par value)

(Title of Class of Securities)
749056107

(CUSIP Number)
Belgrave Investment Holdings Limited
13 Chelsea Embankment
London, England SW3 4LA
44-207-352-6007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13_D

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). BELGRAVE INVESTMENT HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,215,942

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,215,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,215,942

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13_D

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). LESLIE WELCH LAWSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,215,942

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,215,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,215,942

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13_D
Item 1. Security and Issuer.
The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01-2/3 per share (the “Common Shares”), of Quixote Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 35 East Wacker Drive, Chicago, Illinois 60601.
Item 2. Identity and Background.
(a)–(c) and (f) The names of the persons filing this statement on Schedule 13D are Belgrave Investment Holdings Limited (“Belgrave”), a United Kingdom company, and Leslie Welch Lawson (“Ms. Lawson”), a United States Citizen.
Belgrave is engaged in making investments in industrial companies. Leslie Welch Lawson owns 100% of the stock of Belgrave, and therefore is deemed to beneficially own the Company stock held by Belgrave. Ms. Lawson is also Belgrave’s Director and has voting and investment power with respect to all securities beneficially owned by Belgrave.
The principal office and business address of Belgrave and Ms. Lawson is 13 Chelsea Embankment, London, England SW3 4LA.
(d)–(e) Neither Belgrave nor Ms. Lawson has (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it/she was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
All funds used to purchase the Common Shares on behalf of the Funds have come directly from the assets of Belgrave. See Item 5 for further information.
Item 4. Purpose of Transaction.
Belgrave purchased the Common Shares of the Company reported on this Schedule 13D for investment purposes. Belgrave intends to evaluate closely the performance of the Common Shares of the Company, including, without limitation, analyzing and assessing the Company’s business, assets, operations, financial condition, capital structure, management and prospects. Belgrave may, from time to time, evaluate various options in order to attempt to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, Belgrave may take such actions as it deems appropriate, including, without limitation, (i) engaging in discussions with management and/or the Board of Directors, (ii) communicating with other shareholders, (iii) making proposals to the Company concerning the operations of the Company, (iv) purchasing additional securities of the Company, (v) selling some or all of the securities of the Company, (vi) seeking to make a significant equity investment in the Company, (vii) assisting in providing financing for the company and/or formally requesting a seat on the Board of Directors, all in accordance with applicable securities laws.

SCHEDULE 13_D
Item 5. Interest in Securities of the Issuer.
Based upon information set forth in the Company’s most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2009, there were 9,248,179 Common Shares of the Company issued and outstanding as of January31, 2009.
As of February 19, 2009, Belgrave held 1,215,942 Common Shares of the Company, or 13.1% of the Common Shares of the Company deemed issued and outstanding as of December 31, 2008.
The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in item 2 (each of which were effected by Belgrave in ordinary brokerage transactions), during the sixty (60) day period on or prior to February 23, 2009;

Date	Type of Transaction	Number of Shares	Security Type	Price per Share ($)
01/23/09	purchase	53,936	Common Shares	$3.7036
01/26/09	purchase	156,375	Common Shares	$3.8063
01/28/09	purchase	69,323	Common Shares	$3.9897
01/29/09	purchase	2,700	Common Shares	$4.0370
02/02/09	purchase	2,228	Common Shares	$4.0449
02/03/09	purchase	32,593	Common Shares	$4.0128
02/05/09	purchase	108	Common Shares	$4.0463
02/06/09	purchase	21,300	Common Shares	$4.0243
02/09/09	purchase	77,052	Common Shares	$4.0100
02/10/09	purchase	12,554	Common Shares	$4.0144
02/12/09	purchase	11,450	Common Shares	$4.0144
02/13/09	purchase	117,976	Common Shares	$4.0093
02/17/09	purchase	23,347	Common Shares	$4.0142
02/18/09	purchase	8,000	Common Shares	$4.0155
02/19/09	purchase	627,000	Common Shares	$3.9042
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as described herein, no contracts, arrangement, understandings or similar relationships exist with respect to the securities of the Company between the persons referenced in Item 2 of this Schedule 13D and any person or entity.
Item 7. Material to be Filed as Exhibits.
Not applicable.

SCHEDULE 13_D
SIGNATURE
After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated March 4, 2009

Belgrave Investment Holdings Limited

By:	/s/ Leslie Welch Lawson
Leslie Welch Lawson, Director Belgrave Investments Holdings Limited

By:	/s/ Leslie Welch Lawson

Leslie Welch Lawson